Exhibit 77-Q1

Subsequent Events:    In preparing these financial statements, the Trust has evaluated events after December 31, 2012 that would require adjustment to or additional disclosure in these financial statements.

The Board of Trustees of the Trust and the Board of Directors of Armstrong Associates, Inc. (“Armstrong”) have approved an agreement and plan of reorganization and dissolution between Armstrong and the Trust, on behalf of the LKCM Equity Fund (the “Plan”). Under the Plan, Armstrong would transfer all of its assets to the LKCM Equity Fund, and the LKCM Equity Fund would assume all of the liabilities of Armstrong, in exchange solely for Institutional Class shares of the LKCM Equity Fund, following which Armstrong would distribute those LKCM Equity Fund shares pro rata to its shareholders and dissolve. The Plan must be approved by the shareholders of Armstrong. The Trust currently expects that Armstrong will hold a special meeting of its shareholders to consider the Plan during the second quarter of 2013.